                                            Filed by Compaq Computer Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                   Commission File No. 001-09026

The Agreement and Plan of Reorganization for Hewlett-Packard Company's acquisition of Compaq Computer Corporation ("Compaq") was filed by Compaq Computer Corporation under cover of Form 8-K on September 4, 2001 and is incorporated by reference into this filing.

                                      ****

On September 3, 2001, Compaq Computer Corporation and Hewlett-Packard Company disseminated the following press release:


                   HEWLETT-PACKARD AND COMPAQ AGREE TO MERGE,

                  CREATING $87 BILLION GLOBAL TECHNOLOGY LEADER

      WILL OFFER BUSINESSES AND CONSUMERS MOST COMPLETE SET OF PRODUCTS AND
          SERVICES, WITH COMMITMENT TO OPEN SYSTEMS AND ARCHITECTURES

  WILL HAVE #1 WORLDWIDE POSITIONS IN SERVERS, PCS AND HAND-HELDS, AND IMAGING AND PRINTING; LEADING POSITIONS IN IT SERVICES, STORAGE, MANAGEMENT SOFTWARE

      COMPANIES EXPECT ANNUAL COST SYNERGIES OF APPROXIMATELY $2.5 BILLION;
         TRANSACTION EXPECTED TO BE SUBSTANTIALLY ACCRETIVE IN YEAR ONE

                             -----------------------

         PALO ALTO, CA AND HOUSTON, TX, SEPTEMBER 3, 2001 - Hewlett-Packard Company (NYSE: HWP) and Compaq Computer Corporation (NYSE: CPQ) announced today a definitive merger agreement to create an $87 billion global technology leader. The new HP will offer the industry's most complete set of IT products and services for both businesses and consumers, with a commitment to serving customers with open systems and architectures. The combined company will have #1 worldwide revenue positions in servers, access devices (PCs and hand-helds) and imaging and printing, as well as leading revenue positions in IT services, storage and management software.

         The merger is expected to generate cost synergies reaching approximately $2.5 billion annually and drive a significantly improved cost structure. Based on both companies' last four reported fiscal quarters, the new HP would have approximate pro forma assets of $56.4 billion, annual revenues of $87.4 billion and annual operating earnings of $3.9 billion. It would also have operations in more than 160 countries and over 145,000 employees.

         Carly Fiorina, chairman and chief executive officer of HP, will be chairman and CEO of the new HP. Michael Capellas, chairman and chief executive officer of Compaq, will be president. Capellas and four other members of Compaq's current Board of Directors will join HP's Board upon closing.


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

         "This is a decisive move that accelerates our strategy and positions us to win by offering even greater value to our customers and partners," said Fiorina. "In addition to the clear strategic benefits of combining two highly complementary organizations and product families, we can create substantial shareowner value through significant cost structure improvements and access to new growth opportunities. At a particularly challenging time for the IT industry, this combination vaults us into a leadership role with customers and partners -- together we will shape the industry for years to come."

         Capellas said, "We are creating a new kind of industry leader -- one founded on customer success, world-class engineering, and best of breed products and services. In sharp contrast to our competitors, we are committed to leading the industry to open, market-unifying architectures and interoperability, which reduce complexity and cost for our customers. With this move, we will change the basis of competition in the industry."

         Under the terms of the agreement, unanimously approved by both Boards of Directors, Compaq shareowners will receive 0.6325 of a newly issued HP share for each share of Compaq, giving the merger a current value of approximately $25 billion. HP shareowners will own approximately 64% and Compaq shareowners 36% of the merged company. The transaction, which is expected to be tax-free to shareowners of both companies for U.S. federal income tax purposes, will be accounted for as a purchase.

         The transaction is expected to be substantially accretive to HP's pro forma earnings per share in the first full year of combined operations based on achieving planned cost synergies. Cost synergies of approximately $2.0 billion are expected in fiscal 2003, the first full year of combined operations. Fully realized synergies are expected to reach a run rate of approximately $2.5 billion by mid-fiscal 2004. These anticipated synergies result from product rationalization; efficiencies in administration, procurement, manufacturing and marketing; and savings from improved direct distribution of PCs and servers. Subject to regulatory and shareowner approvals and customary closing conditions, the transaction is expected to close in the first half of 2002. In connection with the transaction, both companies have adopted shareowner rights plans; information on these plans will be filed today with the Securities and Exchange Commission.


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

         The merged entity will be headquartered in Palo Alto and retain a significant presence in Houston, which will be a key strategic center of engineering excellence and product development.

         The new HP will be structured around four operating units that build on the companies' similar go-to-market and product development structures to provide clear customer and competitive focus. Leadership and estimated revenues (calculated by combining the two companies' trailing four reported fiscal quarters) are as follows:

      o A $20 billion Imaging and Printing franchise to be led by Vyomesh Joshi, currently president, Imaging and Printing Systems, of HP.

      o A $29 billion Access Devices business to be led by Duane Zitzner, currently president, Computing Systems, of HP.

      o A $23 billion IT Infrastructure business, encompassing servers, storage and software, to be led by Peter Blackmore, currently executive vice president, Sales and Services, of Compaq.

      o A $15 billion Services business with approximately 65,000 employees in consulting, support and outsourcing to be led by Ann Livermore, currently president, HP Services.

         The chief financial officer of the combined entity will be Robert Wayman, chief financial officer of HP. The integration team will be led by Webb McKinney, currently president of HP's Business Customer Organization, and Jeff Clarke, chief financial officer of Compaq.

         Fiorina concluded, "Clearly, the potential of this combination is compelling, but we understand the magnitude of the challenge and the need for discipline and speed. We're helped by the fact that both companies have been pursuing similar organizational structures and sales force models, and there is immense talent resident in both organizations. We have done comprehensive integration planning and have clear metrics to drive our success. We are committed to achieving the synergies we have identified while maintaining our competitive position and momentum in the marketplace."


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

INVESTMENT COMMUNITY AND MEDIA EVENT INFORMATION

         The companies will host a meeting for the investment community Tuesday, Sept. 4, at 9 a.m. EDT at the Equitable Building in New York City, 787 Seventh Avenue (between 51st & 52nd streets) in the Auditorium, Lower Level. Those unable to attend may listen by calling (888) 849-9184 (US) or (212) 896-6074 (international), using reservation number: 19649821. The event can also be accessed via audiocast at WWW.HP.COM or WWW.COMPAQ.COM. The slides used for this presentation will be available on each company's website 10 minutes prior to the start of the event. A replay will be available for 14 days following the meeting at (800) 633-8284 (US) or (858) 812-6440 (international), using reservation number: 19649821.

         There will also be a question and answer session for the media at 10:30 a.m. EDT following the analyst meeting, also in the Equitable Auditorium. Those unable to attend may participate by calling (888) 754-3420 (US) or (212) 676-5416 (international), using reservation number: 19650338. The event can also be accessed via audiocast at WWW.HP.COM or WWW.COMPAQ.COM. A replay will be available for 14 days following the meeting at (800) 633-8284 (US) or (858) 812-6440 (international), using reservation number: 19650338.

FACT SHEET

A fact sheet related to the merger is attached to this press release.

CALCULATION OF COMBINED REVENUES

The statements of combined revenues in this release and the attached fact sheet are estimates and have been calculated by adding similar category information from the companies' separate filings with the Securities Exchange Commission for each of their past four fiscal quarters. Because the companies have different fiscal year-ends, these estimates do not track a matching time period. The measurement method described above may result in amounts that differ from amounts resulting from other methodologies the companies may use in the future.

ABOUT HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue from continuing operations of $48.8 billion in its 2000 fiscal year. Information about HP and its products can be found on the World Wide Web at WWW.HP.COM.

ABOUT COMPAQ

Compaq Computer Corporation is a leading global provider of enterprise technology and solutions. Compaq designs, develops, manufactures and markets hardware,


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software, solutions and services, including industry-leading enterprise storage and computing solutions, fault-tolerant business-critical solutions, communication products, and desktop and portable personal computers that are sold in more than 200 countries. Information on Compaq and its products and services is available at WWW.COMPAQ.COM.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

HP intends to file a registration statement on Form S-4 in connection with the transaction, and HP and Compaq intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about HP, Compaq and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at WWW.SEC.GOV. A free copy of the joint proxy statement/prospectus may also be obtained from HP or Compaq. HP and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the transaction. Information regarding the interests of HP's officers and directors in the transaction will be included in the joint proxy statement/prospectus. Compaq and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the transaction. Information regarding the interests of Compaq's officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on form S-4 to be filed by HP in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of HP and Compaq in connection with the transaction, each of HP and Compaq file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by HP and Compaq with the SEC are also available for free at the SEC's web site at WWW.SEC.GOV. A free copy of these reports, statements and other information may also be obtained from HP or Compaq.

FORWARD LOOKING STATEMENT

This news release and the attached fact sheet contain forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports); and other risks that are described from time to time in Compaq's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended December 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's and Compaq's results could differ materially from HP's and Compaq's expectations in these statements. HP and Compaq assume no obligation and do not intend to update these forward-looking statements.

PRESS CONTACTS

For HP:  Rebecca Robboy, 650-857-2064
         Suzette Stephens, 650-236-5127

For Compaq: Arch Currid, 281-414-6919


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


                              HP/COMPAQ FACT SHEET

TRANSACTION SUMMARY:

Structure:                     Stock-for-stock merger
Exchange Ratio:                0.6325 of an HP share per Compaq share
Current Value:                 Approximately $25 billion
Ownership:                     HP shareholders 64%; Compaq shareholders 36%
Accounting:                    Purchase
Expected Closing:              First half of 2002

OVERVIEW:

o Creates an $87 billion global technology leader, with the industry's most complete set of IT products and services for both businesses and consumers.

o New HP would be the #1 global player in servers, imaging & printing, and access devices (PCs & hand-helds), as well as Top 3 player in IT services, storage and management software.

o The combination furthers each company's commitment to open, market-unifying systems and architectures and aggressive direct and channel distribution models.

o Combined company can create substantial shareowner value through significant cost structure improvements and access to new growth opportunities.

o Transaction expected to be substantially accretive to pro forma EPS in first full year of combined operations.

o The merger is expected to generate cost synergies of approximately $2.0 billion in fiscal 2003, the first full year of operations; fully realized synergies are expected to reach a run rate of approximately $2.5 billion by mid-fiscal 2004.

o New HP would have operations in more than 160 countries and over 145,000 employees.


KEY FACTS (LAST 4 QTRS):   HP                 COMPAQ          PRO FORMA COMBINED
                           --                 ------          ------------------
Total Revenues             $47.0 billion      $40.4 billion      $87.4 billion
Assets                     $32.4 billion      $23.9 billion      $56.4 billion
Operating Earnings         $2.1 billion       $1.9 billion       $3.9 billion

LEADERSHIP:

o     Board of Directors: 5 Compaq directors to join HP Board
o     Chairman and Chief Executive Officer: Carly Fiorina
o     President: Michael Capellas
o     Chief Financial Officer: Robert Wayman
o     Imaging & Printing: Vyomesh Joshi
o     Access Devices: Duane Zitzner
o     IT Infrastructure: Peter Blackmore
o     Services: Ann Livermore


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